Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-152305

August 1, 2008

China Mass Media International Advertising Corp.

China Mass Media International Advertising Corp., or MMIA, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents MMIA has filed with the SEC for more complete information about MMIA and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents MMIA has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MMIA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-500-5408. You may also access MMIA’s most recent prospectus dated August 1, 2008 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1439229/000119312508163596/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 4 to the registration statement on Form F-1.

(1)    The number of shares offered on the Prospectus front and back cover pages as amended:

7,212,500 American Depositary Shares Representing 216,375,000 Ordinary Shares

(2)    The first two paragraphs of the Prospectus front cover page as amended:

This is an initial public offering of American depositary shares, or ADSs, of China Mass Media International Advertising Corp., or MMIA. We are offering 7,212,500 ADSs. Each ADS represents 30 ordinary shares, par value $0.001 per share, of MMIA.

Prior to this offering, there has been no public market for our ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between $6.80 and $7.80. We have applied to list our ADSs on NYSE Arca under the symbol “CMM.”

(3)    The fifth paragraph of the Prospectus front cover page as amended:

The underwriters may also purchase up to an additional 1,081,875 ADSs from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

(4)    The second bullet point under “Conventions That Apply to This Prospectus”, on page 6 as amended:

“ADSs” are to our American depositary shares, each of which represents 30 ordinary shares;

(5)    The first six items, the eighth item, the tenth item, the eleventh item and the twelfth item under “Prospectus Summary—The Offering”, on pages 7 and 8 as amended:

Price per ADS	We currently estimate that the initial public offering price will be between US$6.80 and US$7.80 per ADS.

ADSs offered by us	7,212,500 ADSs.

ADSs outstanding immediately

after this offering	7,212,500 ADSs (or 8,294,375 ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Ordinary shares outstanding

immediately after this offering	716,375,000 ordinary shares (or 748,831,250 ordinary shares if the underwriters exercise the option to purchase additional ADSs in full), after giving effect to the conversion of our series A preferred shares, but excluding 50,000,000 ordinary shares reserved for issuance under our equity incentive plan.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,081,875 additional ADSs solely to cover any overallotments.

ADSs	Each ADS represents 30 ordinary shares, par value US$0.001 per ordinary share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$46.1 million from this offering, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus. We intend to use our net proceeds from this offering for the following purposes:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses; and

•

the remaining amount to fund our working capital, including the capital needed to expand our available advertising time slots on television networks, our purchase of the premises occupied by our corporate headquarters and other general corporate purposes.

See “Use of Proceeds” for additional information.

Listing	We have applied to list our ADSs on NYSE Arca. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE Arca symbol	“CMM”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to 5% of the ADSs offered by this prospectus to some of our directors, officers, employees, business associates and related persons through a reserved share program.

(6)    The earnings per ADS under Summary Combined Statement of Operations Data on pages 9 and 48 as amended:

Earnings per ADS for the years ended December 31, 2005, 2006 and 2007 are RMB 8.55, RMB 10.16 and RMB 12.50 (US$1.78), respectively, and earnings per ADS for the three months ended March 31, 2007 and 2008 are RMB 4.91 and RMB 3.92 (US$0.56), respectively.

(7)    The Summary Combined Balance Sheet Data and footnote (1) on page 10 as amended:

	As of December 31,				As of March 31, 2008
	2005	2006	2007		Actual		Pro Forma As Adjusted(1)
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(US$)
					(unaudited)
	(In thousands)
Summary Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	19,718	163,455	23,311	69,377
Total current assets	393,981	547,443	385,450	54,970	695,339	99,164	145,230
Total non-current assets	22,744	26,546	18,092	2,580	2,289	327	327
Total assets	416,725	573,989	403,542	57,550	697,628	99,491	145,557
Total current liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total shareholder’s equity	90,141	137,304	128,715	18,356	194,091	27,680	73,746
Total liabilities and shareholder’s equity	416,725	573,989	403,542	57,550	697,628	99,491	145,557

(1)	The pro forma as adjusted balance sheet information as of March 31, 2008 assumes the issuance and sale of 216,375,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, based on an assumed initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

(8)    The first sentence under “Risk Factors—Risks Related to Our Business and Industry—A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang, our chairman and chief executive officer, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders”, on page 16 as amended:

Following this offering, Mr. Shengcheng Wang, our chairman and chief executive officer, will beneficially own 69.80% of our outstanding ordinary shares, or 66.77% if the underwriters exercise their over-allotment option in full.

(9)    The third sentence under “Risk Factors—Risks Related to our ADSs and this Offering—The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price”, on page 32 as amended:

There will be 7,212,500 ADSs (equivalent to 216,375,000 ordinary shares) outstanding immediately after this offering, or 8,294,375 ADSs (equivalent to 248,831,250 ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full.

(10)    The risk factor under “Risk Factors—Risks Related to our ADSs and this Offering—Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution”, on page 32 as amended:

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$4.30 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$3.00 as of March 31, 2008, after giving effect to this offering, and the assumed initial public offering price of US$7.30 per ADS (which is the midpoint of the estimated public offering price range as set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

(11)    The first two paragraphs under “Use of Proceeds”, on page 38 as amended:

We estimate that we will receive net proceeds from this offering of approximately US$46.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of US$ 7.30 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus. A US$ 1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) the net proceeds to us from this offering by US$6.7 million.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses; and

•

the remaining amount to fund our working capital, including the capital needed to expand our available advertising time slots on television networks, our purchase of the premises occupied by our corporate headquarters and other general corporate purposes.

(12)    The entire section entitled “Capitalization”, on page 39 as amended:

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2008:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to (1) the conversion of all outstanding series A preferred shares into ordinary shares immediately upon the completion of this offering and (2) the issuance and sale of 7,212,500 ADSs we are offering at an assumed initial public offering price of US$ 7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

	As of March 31, 2008
	Actual		Pro forma as adjusted
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Shareholders’ equity
Ordinary shares, par value US$ 0.001 per share, 900,000,000 shares authorized, 412,400,000 shares issued and outstanding on an actual basis, 716,375,000 issued and outstanding on a pro-forma as adjusted basis	2,812	401	4,927	703
Series A preferred shares, par value US$ 0.001 per share, 100,000,000 shares authorized, 87,600,000 shares issued and outstanding on an actual basis, nil shares issued and outstanding on a pro-forma as adjusted basis	598	86	—	—
Additional paid-in capital(1)	46,701	6,660	368,196	52,510
Statutory reserves	18,450	2,631	18,450	2,631
Retained earnings	125,530	17,902	125,530	17,902

Total shareholders’ equity(1)	194,091	27,680	517,103	73,746

Total capitalization(1)	194,091	27,680	517,103	73,746

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$6.7 million.

You should read this table together with “Selected Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

(13)    The entire section entitled “Dilution”, on pages 40 and 41 as amended:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our series A preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of March 31, 2008 was approximately RMB 194.1 million (US$27.7 million), or RMB 0.47 (US$0.07) per ordinary share as of that date, and RMB 14.12 (US$2.01) per ADS. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2008, other than to give effect to (i) the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of the offering and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$7.30 per ADS and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2008 would have been RMB 517.1 million (US$73.7 million), or RMB 0.72 (US$0.10) per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and RMB 21.60 (US$3.00) per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.99 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.14 per ordinary share and US$4.30 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

Assumed initial public offering price per ADS	US$7.30
Net tangible book value per ordinary share as of March 31, 2008	US$0.07
Increase in net tangible book value per ordinary share attributable to this offering	US$0.03

Pro forma net tangible book value per ordinary share after giving effect to the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we receive from this offering

US$0.10
Dilution in net tangible book value per ordinary share to new investors in this offering	US$0.14
Dilution in net tangible book value per ADS to new investors in this offering	US$4.30

A US$ 1.00 increase (decrease) in the assumed initial public offering price of US$ 7.30 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$6.7 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$ 0.01 per ordinary share and US$ 0.30 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$ 0.03 per ordinary share and US$ 0.70 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed in this section is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2008, the differences between existing shareholders and new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased(1)		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount		Percent

Existing shareholders	500,000,000	69.8%	US$	599	0.0%	US$0.00	US$0.00

New investors	216,375,000	30.2		52,651,250	100.0	US$0.24	US$7.30

Total	716,375,000	100.0%	US$	52,651,849	100.0%

(1)	Assumes conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$7.2 million, US$7.2 million and US$0.30, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(14)    The Selected Combined Balance Sheet Data and footnote (1) on page 49 as amended:

	As of December 31,				As of March 31, 2008
	2005	2006	2007		Actual		Pro Forma As Adjusted(1)
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(US$)
					(unaudited)
	(In thousands)
Selected Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	19,718	163,455	23,311	69,377
Total current assets	393,981	547,443	385,450	54,970	695,339	99,164	145,230
Total non-current assets	22,744	26,546	18,092	2,580	2,289	327	327
Total assets	416,725	573,989	403,542	57,550	697,628	99,491	145,557
Total current liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total shareholder’s equity	90,141	137,304	128,715	18,356	194,091	27,680	73,746
Total liabilities and shareholder’s equity	416,725	573,989	403,542	57,550	697,628	99,491	145,557

(1)	The pro forma as adjusted balance sheet information as of March 31, 2008 assumes the issuance and sale of 216,375,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, based on an assumed initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

(15)    The fourth and fifth sentences under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Costs and Expenses—Share-Based Compensation Expenses”, on page 60 as amended:

Using US$0.24 per ordinary share, the per-ordinary share equivalent of the estimated initial public offering price of US$7.30 per ADS (the midpoint of our estimated initial public offering price range set forth on the front cover of this prospectus), as the underlying ordinary share value, we have estimated the fair market value of the ordinary shares underlying existing option grants to be RMB 73.2 million (US$10.4 million). We expect to incur significant share-based compensation expenses as a result of these existing option grants. We expect to amortize the total amount of share-based compensation expenses ratably over the vesting period of four years commencing July 2008.

(16)    The shares beneficially owned by Shengcheng Wang and all directors and executive officers as a group after this offering on page 110 as amended:

Shengcheng Wang, or all directors and executive officers as a group, will beneficially own 66.77% of our ordinary shares after this offering, assuming the underwriters’ option to purchase additional ADSs is exercised in full and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

(17)    The fourth paragraph under “Description of American Depositary Shares”, on page 130 as amended:

Each ADS represents the right to receive 30 ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property that has been received by the depositary bank or the custodian on behalf of the owner of the ADS but has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

(18)    The second paragraph under “Shares Eligible for Future Sale”, on page 140 as amended:

Upon the closing of the offering, we will have 716,375,000 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount, 216,375,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 500,000,000 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of the date of this prospectus, 42,891,000 ordinary shares will be subject to outstanding options after this offering, none of which will be vested and exercisable 180 days after this offering.

(19)    The seventh paragraph under “Shares Eligible for Future Sale”, on page 141 as amended:

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the 7,212,500 ADSs and our ordinary shares representing such ADSs being offered in this offering, (2) up to 1,081,875 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full and (3) ordinary shares issued pursuant to the 2008 share incentive plan. None of our outstanding options are exercisable during the 180 days after the date of this prospectus.

(20)    The eleventh paragraph under “Shares Eligible for Future Sale”, on page 141 as amended:

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately 7,163,750 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on NYSE Arca during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

(21)    The first paragraph under “Underwriting”, on page 149 as amended:

The offering contemplated herein consists of a U.S. offering and an international offering. We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the representative of the U.S. underwriters and Merrill Lynch Far East Limited is the representative of the international underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, NY 10080. Merrill Lynch Far East Limited’s address is 15/F Citibank Tower, 3 Garden Road, Central, Hong Kong.

(22)    The third paragraph under “Underwriting”, on page 149 as amended:

The underwriters have an option to buy up to an additional 1,081,875 ADSs from us at the public offering price less the underwriting discount. They may exercise that option for 30 days from the date of this prospectus solely to cover any overallotments. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

(23)    The nineteenth paragraph under “Underwriting”, on page 151 as amended:

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

(24)    The seventh paragraph on page 108 as amended:

In July 2008, our board of directors granted stock options to purchase 42,891,000 ordinary shares under the 2008 Equity Incentive Plan to our executive officers, directors and employees. All of the options have an exercise price of US$0.685 per share with a vesting period of four years and a term of ten years. We may in the future adjust downward the exercise price of our share options to better incentivize our management. All of the options granted under our plan will begin to vest only upon the completion of this offering.